Exhibit 99(e)(3)

Excerpted Portions of the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 15, 2002

Item 1

Election of Directors

        Action will be taken at the meeting for the election of seven directors of the Company. It is the intention of the persons named in the enclosed proxy to distribute the votes represented by the proxies which they hold among the seven candidates named in such proportions as they see fit. If any candidate should be unable to serve or should otherwise be unavailable (which the Board of Directors now has no reason to foresee), the proxy grants discretionary authority to vote for other candidates. The directors elected at the meeting will serve until the next Meeting of Shareholders and the election of their successors.

        The following schedule sets forth-certain information concerning the nominees for election as directors including their principal occupation and business experience during the past five years.

        Nominees for Election to the Board of Directors

DONALD G ASH

        Mr. Ash, age 66, has been a director since 1972. He was President, Treasurer and Chief Executive Officer of Clary Corporation from June 1973 to December 31, 1995. Mr. Ash is currently semi-retired and part-time Treasurer and Assistant Secretary of Clary Corporation.

JOHN G. CLARY

        Mr. Clary, age 75, has been a director since 1972 and the Chairmen of the Board of Clary Corporation since 1976. He is also the President and Chief Executive Officer of Addmaster Corporation, a manufacturer of business machines. Mr. Clary is also a stockholder and Director of Addmaster Corporation. Mr. Clary is the father of John P. Clary and Hugh L. Clary.

JOHN P. CLARY

        Mr. Clary, age 44, has been a director since 1987. Mr. Clary is the Director of Engineering of Addmaster Corporation and has been a Director of that Corporation since November 1984. He holds a Ph.D. in Electrical Engineering from Stanford University.

HUGH L. CLARY

        Mr. Clary, age 41, has been a director since 1992. Mr. Clary has been a Vice-President and Secretary of Addmaster Corporation since 1989. He holds a Masters in Business Administration from Duke University.

RUSSELL T. GILBERT

        Mr. Gilbert, age 72, has been a director since 1996. Mr. Gilbert served FROM 1959 TO 1995 as Founder, President and Chief Executive of CIMCO, Inc., a plastic products company. Mr. Gilbert also served on Clary Corporation's Board from 1972 to 1983.

JOHN J. GUERIN

        Mr. Guerin, age 75, has been a director since 1971. Mr. Guerin is a practicing attorney.

***

Director Compensation

        Beginning June 1, 2001, Mr. John G. Clary received $4,000 per month for his services as Chairman of the Board of the Company. Also in 2001, Mr. Guerin received $350 per month for his services as

Secretary of the Company. They were the only directors to receive compensation for their services on the Board.

Stock Ownership

        Stock Ownership of nominated Directors and Executive officers:

Name of Owner	Amount of Common Stock Beneficially Owned		Percent of Class
Donald G. Ash	86,789	(1)	3.6%
John G. Clary	286,589	(2)	13.7%
John P. Clary	144,638		6.0%
Hugh L. Clary	89,902		3.7%
Russell T. Gilbert	42,000		1.7%
John J. Guerin	2,100.1%
All executives officer and director as a group (6 person)	840,143	(3)	42.5%

(1)
Includes 917 shares issuable on conversion of 797 shares of the Company's Preferred Stock.

(2)
Includes 6,625 shares issuable on conversion of 5,761 of the Company's Class "A" Preferred Stock owned by Mr. Clary's Living Trust.

(3)
Includes 7,542 shares issuable on conversion of the Company's Class "A" Preferred Stock, and John G. Clary as Trustee with voting power for the Harland W. Gerds Trust.

Principal Stockholders

        The following table sets forth the only person known by the Company to own beneficially five percent or more of the Company's Common Stock on April 8, 2002.

Name and Address	Amount and Nature of Beneficial Ownership		Percent of Class
John G. Clary, Living Trust and as Trustee For the J&B Clary Community Property Trust c/o Addmaster Corporation 225 East Huntington Drive Monrovia, CA 91016	286,589	(1)	10.0%
John G. Clary as Trustee for the Harland W. Gerds Trust c/o Addmaster Corporation 225 East Huntington Drive Monrovia, CA 91016	158,749		5.6%
John P. Clary c/o Addmaster Corporation 225 East Huntington Drive Monrovia, CA 91016	144,638		5.1%
Addmaster Corporation 225 East Huntington Drive Monrovia, CA 91017-5016	1,016,648	(2)	35.6%

(1)
Includes 6,625 shares issuable on conversion of 5,761 of the Company's Class "A" Preferred Stock owned by Mr. Clary's Living Trust.

(2)
Includes 440,000 shares issuable to Addmaster Corporation on conversion of 55,000 shares of the Company's Class "B" Preferred Stock.

Executive Officer

        Richard W. Henson served as Executive Vice President and Chief Operating Officer of the Company from January 1, 1996 to February 28, 1999 and as President and Chief Operating Officer from March 1, 1999 to April 1, 2000. On April 1, 2000, Mr. John G. Clary, absorbed Mr. Henson duties as President, Chairman of the Board and Chief Executive Officer of the Company.

        For the fiscal year ended December 31, 2001, Mr. Clary, as Chief Executive Officer, received no compensation from the Company other than his monthly fee as Chairman of the Board. No other executive officer received compensation or perquisites or other personal benefits, securities or property that in aggregate amounted to $100,000. Compensation for all executive officers as group and including Mr. Clary and Mr. Henson amounted to $77,000 in 2001, $66,750 in 2000, $131,500 in 1999 and $135,825 in 1998.

***

Affiliated Company

        Clary Corporation and Addmaster Corporation are affiliated due to both common management and ownership. John G. Clary, Chairman and Chief Executive Officer of Clary Corporation is also the President and Chief Executive officer of Addmaster Corporation. Mr. Clary is also the major shareholder of both Corporations. His sons Doctor John P. Clary and Hugh L. Clary are also Directors of Clary Corporation as well as Officers and Directors of Addmaster Corporation. Both of these gentlemen are also substantial shareholders in both Clary Corporation and Addmaster Corporation.

        The following major transactions have taken place between Clary Corporation and Addmaster Corporation over the past several years:

  (1)
  During 1996 and 1998 Addmaster loaned Clary $325,000 and $75,000 respectively under 10 3/4% secured promissory notes. The loans are secured by a second position to Clary's bank on all assets of the Company. These notes have been consolidated into one $400,000 note, have been renewed several times and are currently on a 7% note due April 15, 2002.

  (2)
  Clary purchased inventory items from Addmaster accounting to $1,795,000 in 2001 and $1,152,000 in 2000 $650,000 in 1999.

  (3)
  During 1996 Addmaster loaned to Clary $400,000 in exchange for a $400,000, 9 1/2% convertible subordinated debenture due October 17, 2000. At December 31, 1999 this debenture was extended to January 17, 2003. In March 2002 this debenture was converted into $400,000 shares of Clary Corporation $1.00 par value Common stock.

  (4)
  On December 31, 1998 Addmaster exchanged $150,000 in cash and $400,000 in past due accounts payable from Clary for a $550,000, 9% long-term note due January 15, 2000. Clary had the option to have Addmaster convert this note for the new 7% Cumulative Preferred Stock. The Company excersided this option on May 31, 1999 and the $550,000 of notes were converted to Series "B" Preferred Stock.

        Amounts due from Clary to Addmaster at December 31, 2001 were included in the following balance sheet accounts:

2001
Short-term notes payable	$400,000
Accounts Payable, related party	$251,000
Long-term liabilities
9 1/2% subordinated convertible notes	$400,000